FULLER REAL ESTATE SOLUTIONS LLC



ANNUAL REPORT

712 H St NE Suite 1342
Washington, DC 20002
(202) 922 - 6105
www.fullerres.com

This Annual Report is dated April 10, 2019.

BUSINESS

The purpose of the Company is to acquire, own, manage, operate, rent, lease, maintain, finance, lend capital for investment in, hold for investment, exchange, sell and otherwise deal with real property. We aim to become a full-service real estate company that can assist in every aspect of real estate transactions.

The purpose of the Company shall include creating a material positive impact on society through charitable actions and contributions. This includes the use of energy-efficient solutions and low-waste actions when renovating property. In furtherance of that end, the Company will engage in activities including the improvement, renovation, and acquisition of real property, or the lending of capital for such purposes for those in need.

Previous Offerings

Between 22 August 2018 and 22 November 2018, we sold 193 Class B Units in exchange for $100.00 per unit (not including promotions) under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2018

As of the financial review, the Company has begun to generate some rental revenue from its existing properties under ownership and management. Due to an increase in actual expenses compared to projected expenses, the Company has generated a net loss for 2018, accounting for higher property fees and initial startup costs in early 2018. However, many costs incurred in the first two quarters of 2018 are not anticipated to be repeated costs in 2019, increasing the chance for net profitability.

In future operations in 2019*, the Company aims to focus its efforts on property rehabilitation and new development of net-zero properties. The Company is currently working to facilitate a new commercial development and is preparing a bid/proposal for a net-zero, multi-family project in Washington, D.C. In addition, the Company believes it currently has available funds to complete one to two renovation projects this year and is currently evaluating target properties to begin acquisitions/renovations*.

*Please remember these plans and figures for 2019 are based entirely on assumptions and projections. Actual results may vary greatly depending on the company's ability to match its expectations and depending on varying market conditions, property expenses, and tax rates.

Some company operations (such as wholesaling and brokering private loans) can be completed with minimal use of capital required. The bulk of currently available capital will be used for the acquisition, rehab, and management of additional assets under company ownership.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $10,267.44 with additional funds expected in early 2019 via additional Class A Member contributions.

Debt

The Company is currently under the obligation of four (4) debt instruments:

1) Three (3) Short-term Acquisition Loans with Boomerang Finance LLC. With all of these notes, the Company maintains a right to extend the maturity date in 3-month increments at a cost of one (1) point.

a. The company has an outstanding promissory note for $11,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on June 22, 2019.

b. The company has an outstanding promissory note for $15,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on June 22, 2019.

c. The company has an outstanding promissory note for $85,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on June 28, 2019.

2) Long-term Convertible Note between Fuller Real Estate Solutions LLC and it's CEO and Class A Member Jonathan Fuller (a related-party transaction). The note is for $34,450 which bears zero (0) interest, no monthly payments required, with the balance due at or before maturity on December 31, 2019. At any point prior to its maturity, Jonathan Fuller may elect to convert the outstanding debt into Class B units at the then-current unit price. Should the Company be unable to pay the note (or any portion of the note) in cash and if Jonathan Fuller does not previously elect to convert the debt into Class B Units, Company may elect to convert the debt into Class B Units no later than Dec 20, 2019 at its sole discretion and at the then-current unit price. This note may be resolved, with or without payment to include full or partial repayment, at the written

agreement between both parties.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Jonathan Fuller: Founder, CEO, and Manager

Jonathan founded FullerRES in January, 2018 and has since acted as its CEO and Manager on a full-time basis, handling business strategy and vision and overseeing website development, financial reporting and analytics, and asset acquisitions. He also works 5-10 hours per week as a startup consultant as needed. Previously, he was an Arabic Linguist and Intelligence Analyst in the USMC From April 2012 - April 2017. He is a Licensed Real Estate Agent (MD) and a certified Private Money Broker. His experience includes: three years leasing and property management (212-unit community), eight years project management and team leadership. He is also a Global MBA Candidate at GWSB (class of 2020) and received his BS in Business Administration from Purdue Global.

Tyler Moore: Chief Operations Officer

Tyler is also a former U.S. Marine, where he worked from April 2012 through April 2018 as a Heavy Equipment Operator and Non-Commissioned Officer. Since Feb, 2016 he has worked at The Greenspan Company International, a leading residential and commercial public adjusting firm in the southwest United States, where he is an Estimator and Executive Assistant. He spends about 35hrs per week with Greenspan and 10-12hrs per week with FullerRES. Previously, he was a Property Accountant with Paradigm Companies, a real estate development and property management company, from Jan-Sept, 2015. He has six years administrative and human resources experience with five years marketing and sales management. BA in Human Resources Management.

Trenton Ehnes: Director of Project Management

In addition to his time working with Fuller Real Estate Solutions (variable hours based on need, 5-15 hours per week), Trent works as a Service Technician for Club Car, a manufacturer of electric and gas-powered golf cars and UTVs, 40hrs per week since March 2018. Previously, he spent 13 years with Troon Golf. He has about nine years client relations and customer service experience and four years team and project management. Not to mention his 11 years experience in repair and maintenance (automobiles, electric carts, and homes). BS in Geology.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Class A Units and Class B Units, our only outstanding units of equity, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding units, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the units listed and corresponding voting rights/restrictions. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Units	Jonathan Fuller 2501 Lake Ave Cheverly, MD 20785	2,521 units	---	72%
Class B Units	Jonathan Fuller 2501 Lake Ave Cheverly, MD 20785	216 units	---	50.3%
Class A Units	Tyler Moore 18350 N 32nd St #127 Phoenix, AZ 85032	525 units	---	15%
Class A Units	Trenton Ehnes 18429 N 8th Ave Phoenix, AZ 85023	454 units	---	13%
Class B Units	Trenton Ehnes 18429 N 8th Ave Phoenix, AZ 85023	20 units	---	4.7%

RELATED PARTY TRANSACTIONS

As described in the Indebtedness section, the company has completed a Related-Party Transaction with one of the Class A Members. This transaction consists of a Convertible Note entered into with unitholder and CEO Jonathan Fuller. The total amount of this note is $34,450 and does not bear any interest. The note is payable on or before Dec 31, 2019. At any point prior to its maturity, Jonathan Fuller may elect to convert the outstanding debt into Class B units at the then-current unit price. Should company be unable to pay the note (or any portion of the note) in cash return and if Jonathan Fuller does not previously convert the debt into units, company may elect to convert the debt into Class B Units no later than Dec 20, 2019 at its sole discretion and at the then-current unit price.

OUR SECURITIES

Our authorized capital units consists of 3,500 units of Class A Units, par value $100 per unit, and 10,700 units of Class B Units, par value $100 per unit. As of December 31, 2018, 3,500 Class A Units and 429 Class B Units are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Class A and Class B Units
Voting Rights
     The holders of Class A Units of the Company are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Units of the Company are not entitled to vote on any matter except as required under applicable law.
Annual Distributions
     Subject to the provisions set forth in the Company's A&R Operating Agreement dated August 17, 2018, holders of Class A and Class B Units are entitled to receive annual distributions according to the Priority of Distributions (Section 7.2 of the A&R Operating Agreement). Distributions are granted at the sole discretion of the CEO based on net income and available cash with respect to company reserve requirements, working capital requirements, and tax liabilities. The payment of distributions will be a business decision to be made by the CEO based upon the results of our operations and our financial condition and any other factors that our managing officers consider relevant. Payment of distributions on any class of unit may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.
Priority of Distributions
     Distribution rights and priorities for Class A and Class B Members remain as set forth in the Company's A&R Operating Agreement and original Reg CF Offering.
Rights to Receive Liquidation Distributions
     In the event of our liquidation, dissolution, or winding up, holders of any class of units are entitled to distributions according to the following Distribution of Proceeds:
The Liquidator shall liquidate the assets of the Company and make a Liquidation Distribution in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law: (i) First, to the payment of all of the Company's debts and liabilities to its creditors

(including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company); (ii) Second, to the establishment of and additions to reserves that are determined by the Chief Executive Officer in his sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and (iii) Third, to the Members (of Class A and Class B Units) in the same manner as Distributions are made under Section 7.2 (Priority of Distributions in the A&R Operating Agreement).

Redemption Rights

Subject to the provisions of Article 10 in the Company's A&R Operating Agreement, for each Fiscal Year, the Company shall offer a limited redemption right to holders of Class B Units. For a period of thirty (30) days following the end of each Fiscal Year, each Class B Member may tender to the Company for redemption all or any portion of his/her Class B Units. The consideration to be paid by the Company for any Tendered Class B Units shall be:

(i) for any Unit acquired by the Tendering Member less than three years prior to the final day of the relevant Fiscal Year, an amount equal to the Class B Unreturned Capital Value; and

(ii) for any Unit acquired by the Tendering Member three years or more prior to the final day of the relevant Fiscal Year, the Fair Market Value of such Unit, as of the close of business on the final day of such Fiscal Year (the "Redemption Purchase Price").

The Company's obligation to purchase Tendered Class B Units from any Tendering Member pursuant to the Redemption Right is subject to a determination by the Chief Executive Officer that the Company holds Available Cash from the relevant Fiscal Year.

Tax Returns

As soon as reasonably possible after the end of each Fiscal Year, the Chief Executive Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, such information with respect to the Company as may be necessary for the preparation of such Person's income tax returns for such Fiscal Year.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2019.

FULLER REAL ESTATE SOLUTIONS LLC

By
_____

      Name: Jonathan Fuller

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Fuller Real Estate Solutions, LLC
Balance Sheet
As of December 31, 2018

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash		400.00
Operating		8,609.32
Savings		1,258.12
Total Bank Accounts	$	**10,267.44**
Escrow	$	**5,960.00**
Accounts Receivable		
Accounts Receivable		104.00
Total Accounts Receivable	$	**104.00**
Total Current Assets	$	**16,331.44**
Fixed Assets		
Buildings		120,759.16
Land		21,260.07
Total Fixed Assets	$	**142,019.23**
Other Assets		
Loan Costs		4,993.40
Total Other Assets	$	**4,993.40**
TOTAL ASSETS	$	**163,344.07**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Short-Term Acquisition Loan		111,000.00
Total Other Current Liabilities	$	**111,000.00**
Total Current Liabilities	$	**111,000.00**
Long-Term Liabilities		
Long-term debt		34,450.00
Total Long-Term Liabilities	$	**34,450.00**
Total Liabilities	$	**145,450.00**
Equity		
Owner's Investment		23,557.54
Owners' Equity		18,900.00
Retained Earnings		
Net Income		-24,563.47
Total Equity	$	**17,894.07**
TOTAL LIABILITIES AND EQUITY	$	**163,344.07**

Fuller Real Estate Solutions, LLC
Statement of Operations
January - December 2018

		Total
Income		
Gross Rental Income		6,045.00
Interest Income		52.77
Sales of Product Income		100.00
Services		1,304.00
Total Income	$	**7,501.77**
Gross Profit	$	**7,501.77**
Expenses		
Accounting		612.58
Advertising & Marketing		2,312.16
Bank Charges & Fees		176.95
Contractors		1,000.00
Dues and subscriptions		19.95
Education and training		6.99
General and administrative		100.00
Interest Paid		1,620.00
Internet		232.97
Job Supplies		113.10
Legal & Professional Services		2,882.80
lodging		238.88
Mortgage interest		8,879.90
Office supplies		135.39
Office Supplies & Software		183.30
Salaries and wages		3,000.00
Travel		692.73
Utilities		
HOA		150.00
Total Utilities	$	**150.00**
Total Expenses	$	**22,357.70**
Net Operating Income	-$	**14,855.93**
Other Expenses		
Other expenses		9,707.54
Total Other Expenses	$	**9,707.54**
Net Other Income	-$	**9,707.54**
Net Income	-$	**24,563.47**

Fuller Real Estate Solutions, LLC
Statement of Cash Flows
January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	-24,563.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-104.00
Short-Term Acquisition Loan	111,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 110,896.00
Net cash provided by operating activities	$ 86,332.53
INVESTING ACTIVITIES	
Buildings	-120,759.16
Land	-21,260.07
Loan Costs	-4,993.40
Net cash provided by investing activities	-$ 147,012.63
FINANCING ACTIVITIES	
Long-term debt	34,450.00
Owner's Investment	23,557.54
Owners' Equity	18,900.00
Total Adjustments to reconcile Owner's Equity to Net Cash provided by equity:	-5,960.00
Net cash provided by financing activities	$ 70,947.54
Net cash increase for period	$ 10,267.44
Cash at end of period	$ 10,267.44

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Fuller Real Estate Solutions, LLC (the Company), is a real estate investment and management company with a focus on residential, multi-family, and commercial rental properties. The company has entered into strategic partnerships in order to begin building and renovating homes with conservation in mind, striving to develop net-zero energy properties and include green initiatives in its real estate portfolio. The Company is a limited liability company registered in the State of Delaware as of January 9, 2018. These are financial statements for the first year of operation and include startup and organizational costs incurred by the founder.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: These financial statements have been prepared to present balances and transactions as incurred and represented by the CEO and do not include any representation or audit by a 3rd-party accountant. The financial statements of the Company have been prepared to be in accordance with generally accepted accounting principles in the United States of America.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. All depository accounts of the Company are with institutions insured by the Federal Deposit Insurance Corporation (FDIC). At times during the year, the Company may maintain balances in banks which exceed the federally insured limits. The Company minimizes this risk by periodically evaluating the stability of the financial institutions.

Property, Plant, and Equipment: Property, plant, and equipment consisting of land and buildings are stated at cost at the date of acquisition. Depreciation expenses are recorded using the straight-line method over the estimated useful lives of the assets, which is estimated to be 27.5 years for residential investment properties and 39 years for commercial investment properties.

Income Taxes: The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

Advertising Expenses: The Company expenses advertising and marketing costs as incurred and expects these expenses to rise above normal during the initial phases of its Crowdfunding campaign.

Use of Estimates: The financial statements prepared and presented herein do not include estimates or projections. However, in the event that the Company prepares and presents to investors any proforma financial statements, in conformity with accounting principles generally accepted in the United States of America, management may be required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the proforma financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Revenue Recognition: Based on current operational focus, the Company expects initial revenues through the following use of its services:

1) Rental Income – for all properties that the Company elects to buy and hold as cash-flow units, Company will collect monthly rent income from tenants in accordance with individual lease agreements and terms set forth per property/unit.

2) Property Management – The company will charge 6-10% (of monthly gross rental income) in fees to the property owner for management services. The charge varies based on extent of services provided, which may include tenant placement, rent collection, maintenance requests, financial reports, etc.

3) Assignment Fees – for any contract entered into by Fuller Real Estate Solutions LLC to purchase an investment property, the Company may elect to assign its interest in the property to another entity or individual, during which an assignment fee (also called a wholesale fee) will be charged. This fee may be in the form of a flat fee (varying per contract) or a profit-split agreement with the other involved party.

4) Property Sales – for all properties that the Company elects to buy and renovate in order to resell to an end buyer, upon completion of all rehab work, the company will list for sale with its selected brokerage the property. Gross profits will be realized after closing and recordation of the sale, at which point the Company will consider current and future tax liabilities that may result. The Company will recognize revenues from when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Concentration of Credit Risk: The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company is currently under the obligation of four (4) debt instruments, outlined below:

1) Three (3) Short-term Acquisition Loans with Boomerang Finance LLC. With all of these notes, the Company maintains a right to extend the maturity date in 3-month increments at a cost of one (1) point.

a. The company has an outstanding promissory note for $11,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on June 22, 2019.

b. The company has an outstanding promissory note for $15,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on June 22, 2019.

c. The company has an outstanding promissory note for $85,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on June 28, 2019.

2) Long-term Convertible Note between Fuller Real Estate Solutions LLC and its CEO and Class A Member Jonathan Fuller (a related-party transaction). The note is for $34,450 which bears zero (0) interest, no monthly payments required, with the balance due at or before maturity on December 31, 2019. At any point prior to its maturity, Jonathan Fuller may elect to convert

the outstanding debt into Class B units at the then-current unit price. Should the Company be unable to pay the note (or any portion of the note) in cash and if Jonathan Fuller does not previously elect to convert the debt into Class B Units, Company may elect to convert the debt into Class B Units no later than Dec 20, 2019 at its sole discretion and at the then-current unit price. This note may be resolved, with or without payment to include full or partial repayment, at the written agreement between both parties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – **MEMBERS' EQUITY**

LLC Units: As per the Company's A&R Operating Agreement, Fuller Real Estate Solutions LLC has authorized the issuance of Class A Units and Class B Units. The Managing Members set the par value per individual Class A Unit at $100 and the par value per individual Class B Unit at $100. There currently is a total of 3,500 Class A Units issued and 429 Class B Units issued (as described in the Member's Schedule).

Class B Units are restricted shares and its holders are non-voting members of the Company. Class B Units are not sold in a public market; a Member's only exit may be redemption and redemption price cannot be guaranteed to be equal to or greater than the initial amount paid per unit.

The Company may, at any point with the approval of a majority of Class A Members, issue additional LLC Units, whether Class A or Class B or a new class altogether, to the extent applicable under state and federal laws.

NOTE 6 – RELATED PARTY TRANSACTIONS

As outlined in Note 3 – Debt, the Company has completed a Related-Party Transaction with one of the Class A Members. This transaction consists of a Convertible Note entered into with Class A unitholder and CEO Jonathan Fuller. The total amount of this note is $34,450 and does not bear any interest. The note is payable on or before Dec 31, 2019. At any point prior to its maturity, Jonathan Fuller may elect to convert the outstanding debt into Class B units at the then-current unit price. Should company be unable to pay the note (or any portion of the note) in cash return and if Jonathan Fuller does not previously convert the debt into units, company may elect to convert the debt into Class B Units no later than Dec 20, 2019 at its sole discretion and at the then-current unit price.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after Dec 31, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

CERTIFICATION

I, Jonathan Fuller, Principal Executive Officer of Fuller Real Estate Solutions LLC, hereby certify that the financial statements of Fuller Real Estate Solutions LLC included in this Report are true and complete in all material respects.

Jonathan Fuller
____

Jonathan Fuller
Principal Executive Officer